Exhibit 99.2

GLOBAL TECHNOLOGY ACQUISITION CORP. I

COMPENSATION COMMITTEE CHARTER

(As of October 20, 2021)

I.	Purpose

The purpose of the Compensation Committee (the “Committee”) is to oversee the discharge of the responsibilities of the Board relating to compensation of the Company’s executive officers and directors.

II.	Composition

The Committee must consist of at least two directors, each of whom must satisfy the independence requirements of The Nasdaq Capital Market (the “Nasdaq”) except as otherwise permitted by applicable Nasdaq rules, and meet all other eligibility requirements of applicable laws. Committee members must be appointed and may be removed, with or without cause, by the Board. Unless a Chair is designated by the Board, the Committee may designate a Chair by majority vote of the full Committee membership.

III.	Meetings, Procedures and Authority

The Committee has the authority to establish its own rules and procedures for notice and conduct of its meetings so long as they are not inconsistent with any provisions of the Company’s articles of association that are applicable to the Committee.

The Committee may, in its sole discretion, retain or obtain advice from compensation consultants, legal counsel or other advisers (independent or otherwise), provided that, preceding any such retention or advice, the Committee must take into consideration all factors, including any applicable factors under Nasdaq rules, relevant to the adviser’s independence from management. The Committee will be directly responsible for the appointment, compensation and oversight of any adviser it retains. The Company must provide for appropriate funding, as determined by the Committee, for payment of reasonable compensation to any adviser retained by the Committee.

In addition to the duties and responsibilities expressly delegated to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities consistent with this Charter, the purposes of the Committee, the Company’s articles of association and applicable Nasdaq rules.

The Committee has the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any officer, employee or adviser of the Company to meet with the Committee or any advisers engaged by the Committee.

IV.	Duties and Responsibilities

1. CEO Compensation. The Committee will review and approve the corporate goals and objectives with respect to the compensation of the Chief Executive Officer. The Committee will evaluate the Chief Executive Officer’s performance in light of these goals and objectives and, based upon this evaluation (either alone or, if directed by the Board, in conjunction with a majority of the independent directors on the Board), will set the Chief Executive Officer’s compensation.

2. Other Executive Officer Compensation. The Committee will review and set or make recommendations to the Board regarding the compensation of the executive officers other than the Chief Executive Officer.

3. Director Compensation. The Committee will review and make recommendations to the Board regarding director compensation.

4. Incentive and Equity Compensation. The Committee will review and approve or make recommendations to the Board regarding the Company’s incentive compensation and equity-based plans and arrangements.

5. Compensation Discussion and Analysis. To the extent that the Company is required to include a “Compensation Discussion and Analysis” (“CD&A”) in the Company’s Annual Report on Form 10-K or annual proxy statement, the Committee will review and discuss with management the Company’s CD&A and will consider whether it will recommend to the Board that the Company’s CD&A be included in the appropriate filing.

6. Compensation Committee Report. The Committee will prepare the annual Compensation Committee Report.

7. Reports to the Board of Directors. The Committee must report regularly to the Board regarding the activities of the Committee.

8. Committee Self-Evaluation. The Committee must annually perform an evaluation of the performance of the Committee.

9. Review of this Charter. The Committee must periodically review and reassess this Charter and submit any recommended changes to the Board for its consideration.

V.	Delegation of Duties

In fulfilling its responsibilities, the Committee has the authority to delegate any or all of its responsibilities to a subcommittee of the Committee.

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